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Exhibit 7(d)
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                      [LETTERHEAD OF HOWARD & HOWARD]


                               March 2, 1998



VIA FACSIMILE THEN U.S. MAIL

THOMAS C. ERB, ESQ.
Lewis, Rice & Fingersh
500 North Broadway, Suite 200
St. Louis, Missouri 63102-2147

      RE:   REDEMPTION OF NOLL FAMILY SHARES

Dear Tom:

      As I indicated to you during our recent telephone conversation, Illini Corporation (the "Company") is interested in exploring the possibility of a redemption of the shares of common stock of the Company owned by Mae Noll, the other Noll family members and Tom Benyon. As you requested, this letter is intended to be a nonbinding expression of the Company's interest in a potential transaction.

      The Company would be prepared to offer $40 per share in cash for all of Mae Noll's shares. The Company understands that Mae Noll owns, individually or jointly, a total of 63,989 shares of the Company's common stock. The Company would also be prepared to make the same offer to Conrad Noll III, Judith Noll, Gail Linn Noll, Ida R. Noll, Jon G. Noll, Nancy Noll Shaver, Robert Shaver, Robert Shaver, Jr. and Thomas Benyon. The Company understands that the total number of shares of the Company's common stock owned by such individuals is 92,334 shares. Based on recent analysis by its investment banking firm, the Company believes this price to be fair to both the selling stockholders and the Company's remaining stockholders but still a substantial premium to the current market price.

      Although the Company's strong preference would be a cash redemption, the Company would also consider structuring the transaction as a spin off in which the selling stockholders would exchange their shares of common stock of the Company for all of the shares of a newly-formed subsidiary which would own certain of the Company's branch offices and related assets



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THOMAS C. ERB, ESQ.
March 2, 1998
Page 2


and liabilities. Based on preliminary analysis from its accounting firm, KPMG Peat Marwick LLC, the Company believes the spin off could be structured as a tax free transaction. KPMG, however, has advised the Company that a more formal analysis should be undertaken and that a private letter ruling from the IRS would be advisable.

      In addition to the tax issue, the proposed spin off transaction would also involve significant bank regulatory, valuation and strategic business issues. Moreover, a spin off transaction would be significantly more expensive and time consuming than a cash redemption. For these reasons, the Company would prefer the cash redemption.

      The Board of Directors and management of the Company are anxious to negotiate and conclude a transaction promptly and on terms fair to all concerned. I look forward to hearing from you.

                              Very truly yours,

                              HOWARD & HOWARD ATTORNEYS, P.C.


                              /s/ Theodore L. Eissfeldt

                              THEODORE L. EISSFELDT


TLE/pw
cc:   Mr. Thomas Black
      Mr. Burnard K. McHone